Bright Minds Announces Closing of Non-Brokered Private Placement Fully Subscribed by Management

Vancouver, British Columbia, December 22, 2023 – Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) (“Bright Minds” or the “Company”), a leading biotechnology company specializing in the development of novel treatments for neuropsychiatric disorders, epilepsy, and pain, is pleased to announce that, further to its news release dated December 6, 2023, it has closed a fully management-subscribed, non-brokered private placement. The private placement consisted of 661,765 units of the Company (the “Units”) at a price of $1.36 per Unit for aggregate gross proceeds of $900,000 (the “Offering”). The proceeds from the Offering are intended to further the progress of Bright Minds’ Phase 2 Clinical Trial for BMB-101 in a pediatric epilepsy indication.

Each Unit consists of one common share in the capital of Bright Minds (a “Share”) and one Share purchase warrant (a “Warrant”). Each Warrant grants the holder the right to acquire one Share (a “Warrant Share”) at a price of $1.70 per Warrant Share for a period of 60 months from the date of issuance.

The Offering was conducted under the listed issuer financing exemption as per Part 5A of National Instrument 45-106 - Prospectus Exemptions. As a result, the securities issued are not subject to a hold period under the prevailing Canadian securities laws.

Ian McDonald, the Chief Executive Officer and a Director of Bright Minds, subscribed for 100% of the Units in this Offering. Mr. McDonald’s participation was intended to assist the Company with funding the Phase 2 Clinical Trial for BMB-101 without incurring expenses related to a broad offering of securities, as the Company’s other resources are currently devoted to ongoing research projects and general working capital needs.

“With the closing of this placement, we're closer to transforming pediatric epilepsy care with BMB-101, a testament to our commitment to deliver an innovative epilepsy treatment for children who have limited options,” stated Ian McDonald, CEO of Bright Minds.

Mr. McDonald’s participation in the Offering constitutes a “related party transaction” as defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemption from valuation requirement and minority approval pursuant to subsection 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, for Mr. McDonald’s participation in the Offering, as the value of the Units subscribed for do not represent more than 25% of the Company’s market capitalization, as determined in accordance with MI 61-101.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as treatment resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first- generation compounds, such as fenfluramine, psilocybin, LSD, and ibogaine.

Investor Contacts:

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this news release include, without limitation, statements related to the anticipated use of proceeds from the Offering. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release.